Southern Natural Gas Company
Southern Natural Issuing Corporation
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

December 5, 2007

Via EDGAR
 Via Fax

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Southern Natural Gas Company and Southern Natural Issuing Corporation
Application for Withdrawal of Registration Statement on Form S-4
(Registration Nos. 333-146250 and 333-146250-01)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Southern Natural Gas Company (“SNG”) and Southern Natural Issuing Corporation (together with SNG, the “Registrants”) hereby apply to withdraw the above-referenced Registration Statement (the “Registration Statement”), which has not become effective.

The Registrants are applying to withdraw the Registration Statement because the Registrants have been advised by the staff of the Securities and Exchange Commission that the exchange offer contemplated by the Registration Statement is not permitted under applicable interpretations of the staff of the Securities and Exchange Commission.

The Registrants have not printed or distributed any preliminary prospectuses, and no securities have been or will be sold or exchanged in connection with the offering contemplated by the Registration Statement.

Very truly yours,

SOUTHERN NATURAL GAS COMPANY SOUTHERN NATURAL ISSUING CORPORATION

By:	/s/ John R. Sult
John R. Sult
Senior Vice President, Chief Financial Officer and Controller